UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

     Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

     For the month of January 2008
Commission File Number: 000-31172

ALBERTA STAR DEVELOPMENT CORP.
(Translation of Registrant’s Name into English)

506 – 675 West Hastings Street, Vancouver, B.C. V6B 1N2
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F X Form 40-F_______

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)]

Yes_______No X

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)]

Yes_______No X

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12-g-3-3(b) under the Securities Exchange Act of 1934]

Yes_______No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alberta Star Development Corp.
(Registrant)

By /s/ Tim Coupland
President & CEO

Date January 8, 2008

ALBERTA STAR DEVELOPMENT CORP.
Suite 506 - 675 West Hastings Street - Vancouver - British Columbia - V6B 1N2
Telephone: (604) 681-3131 Facsimile: (604) 408-3884

NEWS RELEASE

January 8, 2008	TSX-V Trading Symbol: ASX
OTC BB Trading Symbol: ASXSF
Frankfurt: QLD

ALBERTA STAR INTERSECTS 12.34 METERS OF 1.01% ZINC AND 0.25% LEAD AND ANEW VANADIUM RICH ZONE AT THE ELDORADO IOCG & URANIUM PROJECT

Alberta Star Development Corp. (the “Company”) listed on the TSX Venture Exchange (ASX), OTCBB (ASXSF) and on Frankfurt (QLD), is pleased to report that the Company has received assay results from 2 more drill holes from the Company’s nine-hole 2007 drill program at Eldorado. This follows four holes which were announced as part of the Company’s 2007 program (NR Oct 1, 2007) (NR Oct 4, 2007). The drilling program was designed to re-evaluate the economic potential of the former Eldorado-Echo Bay silver and uranium mines. Drill hole PR-07-21 intersected 12.34 meters of 1.01% zinc and 15 meters of 0.15% V2O5. Drill hole PR-07-23 intersected 185.40 meters of 0.12% V2O5. The drill results continue to expand the poly-metallic mineralization that is associated with zones of strong hydrothermal alteration and brecciation which are locally enriched in uranium, silver, gold, copper, nickel, cobalt, lead, zinc and vanadium. The Eldorado IOCG and uranium target is located on the Company's property, on the north side of the Echo Bay. The 2007 drill program was completed in October with over 18,500 meters (67+ Holes) of drilling completed to date on IOCG & uranium targets, with over 9,000 samples having been collected and submitted for assaying.

Highlights from significant mineralized down hole intervals from two new holes include:

PR-07-21 intersected:

  12.34 meters of 1.01% zinc and 0.25% lead
  15.0 meters of 0.12% zinc and 0.15% V2O5 and
  4.9 meters of 0.22% lead, 0.44% zinc and 0.11% V2O5

PR-07-23 intersected:

  185.4 meters of 0.12% V2O5 including:
  28.24 meters of 0.21% V2O5 and
  34.20 meters of 0.26% zinc and
  8.82 meters of 0.21% zinc and 11 g/ton silver including 2 meters of 0.25% zinc, 30.2 g/ton silver and 0.10% nickel

The accompanying table gives a summary of drilling highlights and assays from the two holes at Eldorado at Contact Lake, NWT:

Drill Hole				Copper	Lead	Zinc	Silver	Nickel	Cobalt	Vanadium
	From	To	Interval	Cu	Pb	Zn	Ag	Ni	Co	V2O5
	(m)	(m)	(m)	(%)	(%)	(%)	(g/ton)	(%)	(%)	(%)
PR-07-21	179.63	191.97	12.34	0.08	0.25	1.01	2.9	0.05	0.03	0.05
	210.00	225.00	15.00	0.03	0.01	0.12	0.5	0.03	0.01	0.15
	222.00	225.00	3.00	0.09	0.03	0.35	1.1	0.07	0.03	0.08
	231.00	232.50	1.50	0.11	0.01	0.03	0.7	0.10	0.03	0.02
	244.50	246.00	1.50	0.04	0.11	0.32	2.0	0.04	0.02	0.11
	247.50	249.00	1.50	0.04	0.01	0.11	0.5	0.03	0.02	0.12
	274.50	276.00	1.50	0.04	0.02	0.26	0.4	0.02	0.01	0.08
	286.50	291.40	4.90	0.07	0.22	0.44	7.3	0.02	0.01	0.11
	290.50	291.40	0.90	0.21	0.80	0.25	29.6	0.02	0.02	0.06

Drill Hole				Copper	Lead	Zinc	Silver	Nickel	Cobalt	Vanadium
	From	To	Interval	Cu	Pb	Zn	Ag	Ni	Co	V2O5
	(m)	(m)	(m)	(%)	(%)	(%)	(g/ton)	(%)	(%)	(%)
PR-07-23	3.66	189.06	185.40	0.03	0.02	0.09	0.1	0.02	0.01	0.12
	3.66	31.90	28.24	0.02	0.00	0.01	0.1	0.01	0.01	0.21
	34.40	35.90	1.50	0.15	0.00	0.01	0.2	0.01	0.01	0.03
	42.45	42.85	0.40	0.22	0.01	0.03	0.3	0.00	0.00	0.15
	47.85	49.68	1.83	0.05	0.00	0.04	0.5	0.02	0.13	0.15
	52.73	61.55	8.82	0.06	0.02	0.21	11.0	0.06	0.02	0.20
	59.55	61.55	2.00	0.09	0.02	0.25	30.2	0.10	0.03	0.14
	64.10	70.10	6.00	0.02	0.01	0.05	0.3	0.01	0.00	0.22
	71.10	72.23	1.13	0.01	0.03	0.22	0.3	0.01	0.01	0.16
	73.73	78.23	4.50	0.02	0.02	0.17	0.4	0.02	0.01	0.13
	88.80	91.80	3.00	0.02	0.04	0.18	0.6	0.03	0.02	0.15
	93.30	127.50	34.20	0.04	0.07	0.26	1.2	0.03	0.01	0.11
	109.50	110.00	0.50	0.12	0.13	1.02	21.9	0.05	0.02	0.08
	140.50	141.50	1.00	0.11	0.03	0.08	1.1	0.03	0.01	0.08
	144.50	147.50	3.00	0.07	0.02	0.11	1.7	0.02	0.01	0.02
	176.50	179.50	3.00	0.02	0.25	0.25	1.1	0.01	0.01	0.04
	178.00	179.50	1.50	0.03	0.47	0.40	2.0	0.02	0.01	0.04

Metal values as at today’s market price. Gold $857.90 US per ounce, Copper $3.09 US per pound, Silver $15.14 US per ounce, Cobalt $45.00 US per pound, Zinc $1.11 US per pound, Lead $1.17 US per pound, nickel $12.60 US per pound, $7.50 vanadium and Uranium $90.00 US per pound as of January 7, 2008.

Note: True thickness has not been calculated for these holes.

Drill holes PR-07-21, PR-07-22, PR-07-23 and PR-07-24 were drilled in a NW-SE trending row. Drill hole PR-07-21, with a 55 degree inclination and 135 degree azimuth, is located at 350 meters NW of PR-07-23 which has a 50 degree inclination and 315 degree azimuth. Drill hole PR-07-22 and PR-07-24 have been drilled between these 2 holes. The results of drill hole PR-07-22 have already been released and the Company will have a news release for drill hole PR-07-24 as soon as complete assay results are received.

All drill core samples were prepared, bagged and sealed by the Company's supervised personnel and were transported by plane to Acme Analytical Laboratories Ltd. ("ACME") in Yellowknife, NT where they were crushed and pulped, and then transported to ACME's main laboratories in Vancouver, British Columbia for assaying. Acme is a fully registered analytical lab for analysis by ICP-MS and ICP-FA techniques. All samples were analyzed for a wide spectrum of minerals: Mo, Cu, Pb, Zn, Ag, Ni, Co, Mn, Fe, As, U, Au, Th, Sr, Cd, Sb, Bi, V, Ca, P, La, Cr, Mg, Ba, Ti, Al, Na, K, W, Zr, Ce, Sn, Y, Nb, Ta, Be, Sc, Li, S and Rb, by inductivity coupled plasma-mass spectrometry (ICP-MS) following a four acid digestion (HF, HClO4, HNO3 and HCl). All analyses for Cu, Ag, Au, U, Co, Ni, Bi, Pb, Zn and W which exceeded upper limits were re-assayed using the ICPFA method to validate values.

ELDORADO-IOCG & URANIUM TARGET

In 2006, the Company discovered a new zone of hydrothermal and structurally controlled poly-metallic vein breccias at Eldorado on the North side of Echo Bay. The 2006-2007 programs were designed to reevaluate the economic potential of the former Eldorado-Echo Bay silver and uranium mines. Seven of the nine holes drilled encountered widespread poly-metallic and uranium mineralization in 2006. The Company intersected 5.0 meters of 0.22% U3O8 including 0.70 % U3O8 over 1.5 meters as well as 1.05% 1.05% U3O8 over 1.0 meter  and 2.07% U3O8 over 0.5 meters. Another significant intercept was 1.5 meters of 514.0 g/ton silver and 0.81% copper. (NR January 29, 2007). Other significant poly-metallic IOCG and uranium mineralization has been intersected this year. The newly discovered hydrothermal and structurally controlled breccias are believed to be enriched in uranium, silver, gold, copper, cobalt, nickel, cobalt, lead, zinc and vanadium. The Company’s 2007 drill program continues to confirm additional widespread poly-metallic and uranium mineralization. The Company has recently encountered uranium mineralization in three of the 2007 drill holes released to date, which assayed 0.25 meters of 1.41 % U3O8 , 0.53 meters of 0.17% U3O8 and 0.30 meters 0.21% U3O8 within poly-metallic core. (NR September 24, 2007).

The Contact Lake & Eldorado district is being targeted by the Company for silver and uranium and poly-metallic mineralization. The mineralization occurs within the same suite of volcano-plutonic rocks that host other poly-metallic zones in the Eldorado & Contact lake mineral belt, including the former El Bonanza Silver (Ag) and the Eldorado Uranium (U-Ag-Cu-Co-Ni-Bi) mines. Veins of the former Eldorado and Echo Bay mines are situated in tuff/metasedimentary rocks, near the margins and apices of porphyry stocks, between underlying batholiths and overlying volcanic rocks.

THE ELDORADO & CONTACT LAKE IRON OXIDE COPPER, GOLD, SILVER AND URANIUM PROJECTS

The Eldorado & Contact Lake Permit Areas are located on the east side of Great Bear Lake in Canada’s Northwest Territories. The permit areas are situated 470 kilometers north of the city of Yellowknife. The total size of the Eldorado & Contact Lake Permit area covers over 39,671.83 hectares(98,027.77 acres) in size. The Eldorado & Contact IOCG + uranium project areas include six past producing high grade silver and uranium mines. These include the Echo Bay Silver Mine which produced 23,779,178 ounces of silver and the Eldorado Uranium Mine which produced 15 million pounds of uranium and 8 million ounces of silver (Normin NTGO: Senes Report 2005). The Contact Lake Silver and Uranium Mine, Bonanza and El Bonanza Silver and Uranium mines are included within the Company’s land ownership package. Olympic Dam style volcanic-hosted hydrothermal iron-oxide copper, gold style of deposits are attractive targets for exploration and development due to their poly-metallic nature, high unit value and enormous size and grade tonnage potential. The Eldorado Mineral Belt which is situated in the Great Bear Magmatic Zone, NT, has long been recognized by geologists as one of the most prospective iron oxide copper, gold, silver and uranium regions in northern Canada.

ALBERTA STAR DEVELOPMENT CORPORATION

Alberta Star is a Canadian mineral exploration company that identifies, acquires and finances advanced stage mineral exploration projects in Canada. The Company is committed to creating long term shareholder value through the discovery of base and precious metals and uranium.

ALLAN FELDMAN-INVESTOR RELATIONS

Investors are welcomed to contact Mr. Allan Feldman, Alberta Star’s In-house Investor Relations and Corporate Communications Specialist, for all corporate updates at (604) 948-9663

FOR FURTHER INFORMATION, PLEASE CONTACT:
Tim Coupland, President and CEO
Alberta Star Development Corp.
Tel 604.681.3131	Fax 604.408.3884
www.alberta-star.com

ALBERTA STAR DEVELOPMENT CORP.

Tim Coupland
President & CEO

Lou Covello, B.Sc., P.Geo. is the qualified person for the Eldorado & Contact Lake IOCG Projects. These results have been prepared under the supervision of Lou Covello, B.Sc., P.Geo, who is designated as a Qualified Person with the ability and authority to verify the authenticity and validity of this data. All rock samples were analyzed by Acme Analytical Laboratories Ltd. (“ACME”) in Vancouver B.C., Canada using ICP-MS and ICP-FA analysis techniques.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this News Release.

This news release contains certain statements that may be deemed “forward-looking statements”. All statements in this release, other than statements of historical fact, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects to occur, are forward looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects”, “plans” “anticipates”, “believes”, “intends”, “estimates”, “projects”, “potential” and similar expressions, or that events or conditions “will”, “would”, “may”, “could” or “should” occur. Information inferred from the interpretation of drilling results and information concerning mineral resource estimates may also be deemed to be forward looking statements, as it constitutes a prediction of what might be found to be present when and if a project is actually developed. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in the forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward looking statements are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made. The Company undertakes no obligation to update these forward-looking statements in the event that management’s beliefs, estimates or opinions, or other factors, should change. For further information investors should review the Company’s filings that are available at www.sedar.com or contact Tim Coupland, President at (604) 681-3131